UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _______________
Form SD
Specialized Disclosure Report

ROSS STORES, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-14678	94-1390387
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

5130 Hacienda Drive, Dublin, California		94568-7579
(Address of principal executive offices)		(Zip Code)

Ken Jew, telephone: (925) 965-4400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Ross Stores, Inc. (the “Company”) has prepared this Conflict Minerals Disclosure for calendar year 2015 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “1934 Act”). Unless otherwise defined herein, please refer to Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this report.

The Company conducted a Reasonable Country of Origin Inquiry (“RCOI”) that was reasonably designed to determine whether, for products potentially involving a contract to manufacture (the Company does not manufacture any products), and where such products could contain conflict minerals that are necessary to their functionality or production, any of such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (which includes Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia) (together, the “Covered Countries”), or originated from recycled or scrap sources. Based on that inquiry, the Company determined that:

•	Those conflict minerals did not originate in the Covered Countries; or

•	The Company has no reason to believe that any necessary conflict minerals have originated in the Covered Countries.

Description of RCOI
The Company’s RCOI included:

•
Reviewing a list of its suppliers and products to identify merchandise the Company may have contracted to manufacture that may include conflict minerals that could be reasonably expected to be necessary to the functionality or production of the product;

•
Conducting a supply chain survey of identified suppliers and products, using the Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template, to identify conflict mineral sourcing information; and

•	Evaluating and following up on information received.

As a result of the measures and inquiries described above, the Company determined that none of the responses received reflected the use of conflict minerals from the Covered Countries, and no specific responses were noted that raised question regarding the validity of such responses. The Company is also not aware of any concerns associated with non-responding suppliers as relates to this determination.

The Company’s Conflict Minerals Disclosure is posted on its website, www.rossstores.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ROSS STORES, INC.
(Registrant)

Date: May 27, 2016	By:	/s/ K.Jew
Ken Jew Senior Vice President, General Counsel, and Assistant Corporate Secretary